EXHIBIT 99.1

Xenova Signs Lease Agreement with Genzyme

SLOUGH, U.K., April 7, 2004 (PRIMEZONE) -- Xenova Group plc (LSE:XEN) (Nasdaq:XNVA) announced today that it has signed a 10 year agreement with Genzyme Limited ("Genzyme") leasing to them the vacant space in the 310 Cambridge Science Park site.

Genzyme will establish its first European discovery research facility on the site this month. Xenova will continue to occupy part of the Cambridge site together with its adjacent manufacturing facility.

David Oxlade, Chief Executive Officer said: "We are pleased to welcome Genzyme as a tenant at our Cambridge facility. This, together with the disposal of research premises in Farnham in December, largely completes the planned reduction in UK facilities occupation following the acquisition of KS Biomedix Holdings plc in September 2003. Genzyme's occupation will substantially reduce our facilities overheads over the coming years."

Xenova Group plc is a UK-based biopharmaceutical company focused on the development of novel drugs to treat cancer and addiction with a secondary focus in immunotherapy. The Company has a broad pipeline of products in clinical development, including three cancer programmes: its lead product TransMID(tm), for the treatment of high-grade glioma, is ready to enter Phase III trials, and in addition has novel DNA targeting agents and XR303 both in Phase I for cancer indications. Xenova is also developing two therapeutic vaccines for cocaine and nicotine addiction, which are in Phase II and Phase I trials respectively. Quoted on the London Stock Exchange (XEN) and on NASDAQ (XNVA), Xenova employs approximately 112 people throughout its sites in the UK and North America. (Reuters XEN.L; Bloomberg XEN LN)

Genzyme Corporation is a global biotechnology company dedicated to making a major positive impact on the lives of people with serious diseases. Genzyme's research activities in Cambridge will focus on antibody technology and its application in renal disease, oncology, and immune-mediated diseases.

For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk

For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about our ability to integrate acquired businesses and realize cost savings from integration, and the discovery, development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: unexpected costs and delays in integrating acquired businesses into our group, adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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CONTACT:  Xenova Group plc
          David A Oxlade, Chief Executive Officer
          Daniel Abrams, Group Finance Director
          Veronica Cefis Sellar, Head of Corporate Communications
          +44 (0)1753 706600

          UK -- Financial Dynamics
          David Yates
          Ben Atwell
          +44 (0)20 7831 3113

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